04015550

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 4 2004
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (916) 859-4408
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Lou Klobuchar Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company") as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

ESI1
CHRISTY L. WILSON
COMM. #1409580
Notary Public-California
SACRAMENTO COUNTY
My Comm. Exp. April 6, 2007
ESI1

Signature

President
Title

2/24/04
Date

Notary Public

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of E*TRADE Securities LLC:

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the company at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 (in thousands)

ASSETS

Cash and cash equivalents	$ 46,574
Cash and investments required to be segregated under Federal or other regulations	150
Receivable from brokers, dealers and clearing organizations	36,116
Intangible asset, net of accumulated amortization of $23,993	23,051
Receivable from E*TRADE Clearing	23,024
Receivable from Parent and affiliated companies	20,741
Other assets	2,067
TOTAL	$ 151,723

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to brokers, dealers and clearing organizations	$ 10,280
Payable to customers	21
Payable to affiliated companies	2,287
Accounts payable, accrued and other liabilities	20,705
Total liabilities	33,293
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S EQUITY	118,430
TOTAL	$ 151,723

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Securities LLC (the "Company"), a single member Limited Liability Company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company is wholly owned by E*TRADE Brokerage Holdings, Inc. ("E*TRADE Brokerage Holdings"), a wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

The Company executes and clears its customer transactions through an affiliated company, E*TRADE Clearing LLC ("E*TRADE Clearing"), on a fully disclosed basis under an introducing broker-dealer relationship.

Use of Estimates – The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes as of the period presented. Material estimates for which a change is reasonably possible in the near-term include: the estimated useful life of the intangible asset; provision for customer's doubtful accounts; and the valuation and accounting for litigation contingencies. Actual results could differ from management's estimates.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Cash and investments required to be segregated under Federal or other regulations consists of cash. At December 31, 2003, the Company had $150,000 maintained in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Estimated Fair-Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, and affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes – The Company is a LLC, and as such is not subject to federal income tax as a LLC's federal taxable income is allocated to its members for inclusion in the members' respective tax returns. As a result, E*TRADE Brokerage Holdings will include the income from the Company in its tax return. The Company may still be subject to income or franchise taxes in certain states that impose taxes on a LLC.

Intangible Asset – The Company accounts for its intangible asset under SFAS No. 142 which requires companies to amortize intangible assets with finite useful lives. The intangible asset consists of customer lists and is amortized using the double declining balance method with an estimated useful life of seven years. At December 31, 2003, the gross amount of the intangible asset was $47,044,000 with accumulated amortization of $23,993,000 for a net amount of $23,051,000. At each reporting period, the Company evaluates the useful life in accordance with SFAS No. 142.

New Accounting Standards – In 2003, the Company adopted Interpretation No. 46, *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51*, as amended by FIN No. 46R (collectively, "FIN No. 46"), which addresses the consolidation of variable interest entities ("VIEs"). A VIE is a corporation, partnership, trust or other legal structure used for business purposes that either does not have equity investors with substantive voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE often holds financial assets and may either be passive or engage in activities, such as research and development, on behalf of other companies. FIN No. 46 requires VIEs to be consolidated by a company if that company is the holder of the variable interest and is subject to a majority of the VIE's risk of loss or if it is entitled to receive a majority of the VIE's residual returns or both. The company that consolidates a VIE is referred to as the primary beneficiary of that entity. In 2003, the Company adopted the disclosure and consolidation provisions of FIN No. 46. Adoption of the provisions of FIN No. 46 did not have any impact on the Company's financial position.

In 2003, the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 requires certain mandatorily redeemable financial instruments with characteristics of both equity and debt to be classified as liabilities. The adoption of SFAS No. 150 did not have any impact on the Company's financial position.

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations are the result of the Company's activities with third party broker-dealers. Also included are amounts resulting from stock loan transactions that are the subject of litigation (see Note 7).

3. PAYABLE TO CUSTOMERS

Payable to customers is the result of the Company's soft dollar business with certain pension fund customers in which it rebates commissions back to these customers. Soft dollar arrangements are accounted for on an accrual basis based on commissions earned.

4. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Parent charges the Company for these services on a per securities transaction basis for trades made by the Company's customers using the Parent's computer service.

Clearing services are provided to the Company under an agreement with E*TRADE Clearing. Pursuant to the clearing agreement, E*TRADE Clearing is entitled to certain fees for the execution, clearance and settlement of introduced customer security transactions. In addition, as compensation for its services, E*TRADE Clearing earns interest from the Company's customers. E*TRADE Clearing collects commissions and related fees from customers of the Company and generally remits

such amounts to the Company within thirty days. At December 31, 2003, the receivable from E*TRADE Clearing of $23,024,000 represents the current month's collections.

On January 31, 2003, the Company entered into an amendment (the "Amendment") to the Asset Exchange Agreement between E*TRADE Clearing and the Company, pursuant to which certain assets and liabilities of $64,736,000 and $45,719,000, respectively, relating to the stock loan transactions with MJK Clearing, Inc. ("MJK") described in Note 7 were transferred back to the Company. The original transfer of assets and liabilities to E*TRADE Clearing occurred in 2002 as a result of an internal corporate restructuring as part of an enterprise-wide initiative to consolidate and streamline brokerage services. However, the Company is defending lawsuits pertaining to these transactions, as described in Note 7, and, therefore, pursuant to the Amendment, it currently carries all assets and liabilities related to the transactions that are the subject of the litigation.

In late 2003, the Company introduced the E*TRADE FINANCIAL Sweep Deposit Account ("SDA") and transferred certain customer balances, previously held in money market mutual funds, to E*TRADE Bank (the "Bank"), an indirectly wholly owned subsidiary of the Parent. The Bank records these funds as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balance at a negotiated rate that approximates market, a portion of which is remitted to E*TRADE Securities in accordance with its clearing agreement with the Company.

At December 31, 2003, the Company had a receivable from the Parent and affiliates of $20,741,000 of which $6,032,000 was due from the Parent and $14,709,000 was due from affiliated companies. In addition, the Company had a payable to affiliated companies of $2,287,000 at December 31, 2003. These amounts reflect payments made and received by the Company on behalf of the aforementioned entities.

5. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

Stock Purchase and Stock Option Plans

Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2003, there were options outstanding to purchase 2,324,447 shares of the Parent's common stock at exercise prices ranging from $2.38 to $58.19 with a weighted average price of $7.66 and 10,959,000 shares were available for future grants.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NASD, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31 2003, the Company had net capital of $45,874,000 which was $45,624,000 in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Parent leases office space and furniture under noncancelable operating leases through 2013. Such lease commitments are allocated by the Parent based on the percentage of total office space occupied by the Company. The Company's portion of future rental commitments is estimated as follows (in thousands):

Year ending December 31,	
2004	$ 4,839
2005	4,444
2006	4,257
2007	4,012
2008	3,755
Thereafter	6,473
Total	$27,780

The leases for office space contain rent escalation provisions based on increases in certain costs incurred by the lessor.

In September 2001, the Company engaged in certain stock loan transactions with MJK and other counterparties that resulted in litigation between the Company and three of its counterparties. The Company settled with one counterparty in 2003 and one counterparty in 2004 for certain undisclosed amounts and other terms that are subject to confidentiality agreements. These settlements did not have a material impact on the Company's financial position.

By a complaint dated October 1, 2001, a lawsuit was filed in the Superior Court for the State of California, County of Los Angeles entitled, "Wedbush Morgan Securities, Inc. v. E*TRADE Securities, Inc.", asserting claims for injunctive relief, specific performance, declaratory relief and breach of written contract and seeking (in addition to equitable relief) approximately $8 million in damages from the Company. Subsequently, Wedbush and the Company agreed to binding arbitration, and the Company filed an arbitration claim with the NYSE in November 2001, asserting a claim for declaratory relief and seeking approximately $15 million in damages from Wedbush. Thereafter, Wedbush answered and filed a counterclaim with the NYSE against the Company on December 12, 2001, reasserting the breach of contract claim it set forth in its original complaint. On July 11, 2003, the Company filed an amended statement of claim, asserting a cause of action for fraud against Wedbush, and seeking, in addition to the approximately $15 million in compensatory damages originally sought, punitive and exemplary damages, and attorneys' fees and costs. On

September 15, 2003, Wedbush submitted a motion for leave to file an Amended Answer and Counterclaim. That proposed pleading would eliminate Wedbush's counterclaim for declaratory relief and add counterclaims for unjust enrichment, accounting, and equitable allocation or apportionment of sums received by the Company through settlement proceeds from third parties. The arbitration panel has yet to rule on Wedbush's motion for leave to amend. The NYSE arbitrators scheduled a hearing in this matter to commence on March 2, 2004. However, on January 16, 2004, the Company and Wedbush entered into an agreement to settle this matter with no admission of liability for an undisclosed amount, and subject to certain conditions, the terms of which are confidential. On January 28, 2004, the parties filed with the NYSE a motion to dismiss this proceeding with prejudice.

Litigation continues between the Company and the third counterparty, Nomura Securities, Inc. and certain of its affiliates ("Nomura")in a lawsuit pending in the United States District Court for the District of Minnesota. In that action, the Company alleges, inter alia, that the defendants, which included Deutsche Bank AG, its affiliates, Nomura Securities, Inc. and its affiliates, among others, participated in a stock lending fraud and violated federal and state securities laws, among other allegations. Through this lawsuit, the Company seeks, among other things, compensatory damages for all expenses and losses that it has incurred to date or may incur in the future in connection with the stock lending litigation. In May 2003, the Company and the Deutsche Bank entities and a former employee Deutsche Bank entered into an agreement to settle the allegations with no admission of liability by the Deutsche defendants. Pursuant to that agreement, the Deutsche defendants, in exchange for certain monetary and other commitments, have been dismissed from the Company's claims described above, and the parties are in the process of documenting mutual releases. The case remains pending with respect to all other defendants, including Nomura and its affiliates. Depositions in this matter have commenced. At this time, we are unable to predict the ultimate outcome of this dispute in relation to the parties with which the Company has not settled. However, the ultimate resolution of this litigation may be material to the Company's operating results or cash flows for any particular period. The Company believes that its current reserves are adequate in view of its assessment of the exposure at this time.

The Company is a defendant in other civil actions arising in the normal course of business. These currently include, among other actions, two putative class actions alleging various causes of action for "unfair or deceptive business practices" that were filed against the Company between November 21, 1997 and March 11, 1999, as a result of various systems interruptions that the Company previously experienced. In one of these two cases, filed by Truc Q. Hoang, plaintiffs recently lost an appeal of an underlying appellate order denying class certification. In the other, filed by Elie Wurtman, plaintiff appeal of an underlying trial court order denying class certification also has been denied and plaintiff has agreed to dismiss his complaint with prejudice. The Company believes that these actions are without merit and continues to defend against them vigorously. Although class certification has been denied or overturned in each of these cases, the Company is unable to predict the ultimate outcome of these matters.

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or the NASD by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections. Management does not believe the outcome of these matters will have a material adverse impact on the Company's financial position.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

* * * * *

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

February 24, 2004

E*TRADE Securities LLC
135 E. 57th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) under (k)(2)(i). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodities Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the member, the Securities and Exchange Commission, the Commodities Futures Trading Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP